Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
March 30, 2016	NYSE: SLW

SILVER WHEATON ANNOUNCES
US$500 MILLION BOUGHT DEAL FINANCING

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets,  BMO Capital Markets,  CIBC Capital Markets and Scotiabank (the “Underwriters”), pursuant to which they have agreed to purchase, on a bought deal basis, 30,125,000 common shares of Silver Wheaton at a price of US$16.60 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately US$500 million. In addition, Silver Wheaton has agreed to grant to the Underwriters an option to purchase up to an additional 4,518,000 common shares at a price of US$16.60 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton will be approximately US$575 million.

The net proceeds of the Offering will be used to repay a portion of the debt that was drawn on the Company’s US$2 billion revolving credit facility (the “Revolving Facility”) in November 2015 for the US$900 million purchase of the silver stream on the Antamina mine in Peru.  As at December 31, 2015, the Company had approximately US$103 million of cash on hand and US$1,466 million outstanding under the Revolving Facility.

The Offering will be made under a prospectus supplement dated March 30, 2016 (the "Supplement") to the Company's short form base shelf prospectus dated May 4, 2015, to be filed with the securities regulatory authorities in each of the provinces of Canada.  The Supplement will also be filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Offering is scheduled to close on or about April 7, 2016, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the New York Stock Exchange and securities regulatory authorities.

A written prospectus relating to the Offering may be obtained upon request in Canada by contacting RBC Capital Markets, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Tel: 1-416-842-5349; E-mail: Distribution.RBCDS@rbccm.com), and, in the United States, by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; (Tel: 1-877-822-4089; E-mail: equityprospectus@rbccm.com).

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to statements with respect to the Offering, including the terms, potential completion and expected closing date of the Offering and the intended use of proceeds of the Offering.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Supplement to be filed in Canada in connection with the Offering on SEDAR at www.sedar.com and in the United States as part of the Registration Statement on Form F-10 filed with the SEC.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com